

中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED

~~9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

82-4033

Our Ref: C200/SEC/LK/ac **Exemption No. 33-91910**



03022528

17 May 2003

SUPPL

03 JUN -4 AM 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	Description of Announcement
9 May 2003	Notice of Substantial Shareholder's Interests
9 May 2003	Notice of Deemed Substantial Shareholding
9 May 2003	Notice of Substantial Shareholder's Interests

PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 6/11

Encls

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Cosco Industrial Investments Ltd
Date of notice to company:	09/05/2003
Date of change of interest:	07/05/2003
Name of registered holder:	Cosco Industrial Investments Ltd
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Issue of 100,000,000 new shares pursuant to placement by Cosco Investment (Singapore) Limited.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	0
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0
No. of shares held before the transaction:	65,900,059
% of issued share capital:	10.55
No. of shares held after the transaction:	65,900,059
% of issued share capital:	9.09

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		65,900,059
% of issued share capital:		10.55
No. of shares held after the transaction:		65,900,059
% of issued share capital:		9.09
Total shares:		65,900,059

Note:

Percentage shareholdings has been revised and is calculated based on 724,727,309 shares in issue as at 7 May 2003 after Issue of 100,000,000 new shares pursuant to placement by Cosco Investment (Singapore) Limited.

Submitted by Mr Ji Hai Sheng, President on 09/05/2003 to the SGX



COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Deemed Substantial Shareholding

Name of substantial shareholder:	Temasek Holdings (Pte) Ltd
Date of notice to company:	09/05/2003
Date of change of interest:	07/05/2003
Name of registered holder:	Seletar Investments Private Limited
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Subscription of 72,000,000 new ordinary shares in the capital of Cosco Investment (Singapore) Limited (the "Company") pursuant to the subscription agreement dated 23 April 2003 entered into between Seletar Investments Private Limited and the Company ("Subscription Agreement").

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	72,000,000
% of issued share capital:	9.93
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.20
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	72,000,000
% of issued share capital:	9.93

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	
% of issued share capital:	0	
No. of shares held after the transaction:	72,000,000	
% of issued share capital:	9.93	
Total shares:	72,000,000	

Note:

Percentage shareholdings has been revised and is calculated based on 724,727,309 shares in issue as at 7 May 2003 after the Issue of 100,000,000 new shares comprising of 28,000,000 and 72,000,000 new shares issued by the Company pursuant to a placement by the Company and the Subscription Agreement respectively.

Submitted by Mr Ji Hai Sheng, President on 09/05/2003 to the SGX



COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Seletar Investments Private Limited
Date of notice to company:	09/05/2003
Date of change of interest:	07/05/2003
Name of registered holder:	Seletar Investments Private Limited
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Subscription of 72,000,000 new ordinary shares in the capital of Cosco Investment (Singapore) Limited (the "Company") pursuant to the subscription agreement dated 23 April 2003 entered into between Seletar Investments Private Limited and the Company ("Subscription Agreement").

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	72,000,000
% of issued share capital:	9.93
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.20
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	72,000,000
% of issued share capital:	9.93

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		0
% of issued share capital:		0
No. of shares held after the transaction:		72,000,000
% of issued share capital:		9.93
Total shares:		72,000,000

Note:

Percentage shareholdings has been revised and is calculated based on 724,727,309 shares in issue as at 7 May 2003 after the Issue of 100,000,000 new shares comprising of 28,000,000 and 72,000,000 new shares issued by the Company pursuant to a placement by the Company and the Subscription Agreement respectively.

Submitted by Mr Ji Hai Sheng, President on 09/05/2003 to the SGX

